UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 001-42710

SOL Strategies Inc.

(Translation of registrant’s name into English)

217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2,

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐Form 20-F☒Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Feb
SOL Strategies Inc.
(Registrant)
Date	February 17, 2026	By	/s/ Douglas Harris
(Signature)*

Douglas Harris, CFO
* Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Unaudited Condensed Financial Statements for the three month periods ended December 31, 2025 and December 31, 2024

99.2	Management's Discussion and Analysis for the three month period ended December 31, 2025